

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

August 24, 2018

Maria M. Pope
President and Chief Executive Officer
Portland General Electric Company
121 S.W. Salmon Street
Portland, OR 97204

> **Re:** **Portland General Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 16, 2018**
> **File No. 1-5532-99**

Dear Ms. Pope:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ William H. Thompson
>
> William H. Thompson
> Accounting Branch Chief
> Office of Consumer Products

cc: Jardon Jaramillo, Controller